Exhibit 99.1

360 DigiTech Announces Second Quarter 2022 Unaudited Financial Results

and Declares Quarterly Dividend

Shanghai, August 18, 2022, 360 DigiTech, Inc. (QFIN) (“360 DigiTech” or the “Company”), a leading Credit-Tech platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Business Highlights

●	As of June 30, 2022, our platform has connected 133 financial institutional partners and 197.9 million consumers*1 with potential credit needs, cumulatively, an increase of 12.5% from 175.9 million a year ago.

●	Cumulative users with approved credit lines*2 were 41.3 million as of June 30, 2022, an increase of 19.0% from 34.7 million as of June 30, 2021.

●	Cumulative borrowers with successful drawdown, including repeat borrowers was 25.6 million as of June 30, 2022, an increase of 14.8% from 22.3 million as of June 30, 2021.

●	In the second quarter of 2022, financial institutional partners originated 14,078,969 loans*3 through our platform. Total facilitation and origination loan volume reached RMB98,281 million*4, an increase of 11.1% from RMB88,452 million in the same period of 2021.

●	Out of those loans originated by financial institutions, RMB54,784 million was under capital-light model, Intelligence Credit Engine (“ICE”) and other technology solutions*5, representing 55.7% of the total, an increase of 10.4% from RMB49,638 million in the same period of 2021.

●	Total outstanding loan balance*6 was RMB150,490 million as of June 30, 2022, an increase of 28.0% from RMB117,559 million as of June 30, 2021.

●	RMB82,580 million of such loan balance was under capital-light model, “ICE” and other technology solutions*7, an increase of 41.9% from RMB58,187 million as of June 30, 2021.

●	Financial institutions granted approximately RMB4.9 billion credit lines to small and micro-sized enterprises and their owners (collectively, SMEs)*8 through our platform in the second quarter of 2022.

●	The weighted average contractual tenor of loans originated by financial institutions across our platform in the second quarter of 2022 was approximately 12.06 months, compared with 10.66 months in the same period of 2021.

●	90 day+ delinquency rate*9 of loans originated by financial institutions across our platform was 2.62% as of June 30, 2022.

●	Repeat borrower contribution*10 of loans originated by financial institutions across our platform for the second quarter of 2022 was 88.4%.

1 Refers to cumulative registered users across our platform.

2 “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

3 Including 5,100,153 loans across “V-pocket”, and 8,978,816 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period, including loan volume facilitated through Intelligence Credit Engine (“ICE”) and other technology solutions.

5 “ICE” is an open platform on our “360 Jietiao” APP, we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company does not bear principal risk. Loan facilitation volume through “ICE” was RMB5,523 million in the second quarter of 2022. Under other technology solutions, we offer financial institutions on-premise deployed, modular risk management SaaS, which helps financial institution partners improve credit assessment results. Loan facilitation volume through other technology solutions was RMB 19,554 million in the second quarter of 2022.

6 “Total outstanding loan balance ” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, including loan balance for “ICE” and other technology solutions, excluding loans delinquent for more than 180 days.

7 Outstanding loan balance for “ICE” and other technology solutions were RMB9,600 million and RMB18,827 million, respectively, as of June 30, 2022.

8 SME loans are loans issued to SMEs with e-commerce operations, with business sales receipt, and/or with business taxation record.

9 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and other technology solutions are not included in the delinquency rate calculation.

10 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

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Second Quarter 2022 Financial Highlights

●	Total net revenue increased by 4.5% to RMB4,183.2 million (US$624.5 million) from RMB4,001.6 million in the same period of 2021.

●	Income from operations was RMB1,010.8 million (US$150.9 million), compared to RMB1,853.1 million in the same period of 2021.

●	Non-GAAP*11 income from operations was RMB1,057.5 million (US$157.9 million), compared to RMB1,920.4 million in the same period of 2021.

●	Operating margin was 24.2%. Non-GAAP operating margin was 25.3%.

●	Net income was RMB975.0 million (US$145.6 million), compared to RMB1,547.9 million in the same period of 2021.

●	Non-GAAP net income was RMB1,021.7 million (US$152.5 million), compared to RMB1,615.2 million in the same period of 2021.

●	Net income attributed to the Company was RMB979.8 million (US$146.3 million), compared to RMB1,547.6 million in the same period of 2021.

●	Net income margin was 23.3%. Non-GAAP net income margin was 24.4%.

11 Non-GAAP income from operations (Adjusted Income from operations), Non-GAAP net income (Adjusted net income), Non-GAAP operating margin and Non-GAAP net income margin are non-GAAP financial measures. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned "Unaudited Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of 360 DigiTech, commented, “Despite experiencing very challenging macro environment and prolonged lockdowns and travel restrictions in Shanghai and other regions of China to counter the spread of COVID-19, we managed to deliver another solid quarter during which we achieved our key operational and financial targets. In the second quarter, total facilitation and origination volume was RMB98.3 billion, up approximately 11% year-on-year. Approximately 56% of the loans was facilitated under the capital-light model, ICE and other technology solutions*12, which enabled us to mitigate some near term risks as we continued to pursue long term sustainable technology driven business models.

During the quarter, we continued our efforts to optimize our user base to lower overall credit risks and higher user retention. Such efforts not only enabled us to drive better risk performance in an otherwise challenging environment, but also allowed us to further lowered our product pricing during this quarter. Average IRR of the loans originated and facilitated through our platform was well below 24% in the second quarter, and we are in compliance with the rate cap requirement. In the second quarter, with ample supply of liquidity in the financial system, we continued to expand our partnership with larger financial institutions with national operations, and further lowered overall funding costs.

On the regulatory front, as one of the leading Credit-Tech platforms, we have worked diligently to implement necessary rectification to our operations and achieved key milestones in accordance with regulatory guidance and timelines. We note regulators’ recent comments regarding gradually shifting focus from rectification to regular supervision in many aspects of platform operations and we are also encouraged to see continued supportive statements for platform economy by various regulators.”

“We are pleased to report another quarter of solid financial results in a challenging macro environment. Total revenue was RMB4.18 billion and non-GAAP net income was RMB1.02 billion,” Mr. Alex Xu, Chief Financial Officer, commented. “During the quarter, we have smoothly navigated through the peak of the resurgence of COVID-19 and economic headwinds. Although we started to see modest recovery in consumer credit after lockdown measures were lifted in certain regions of China, we plan to continue to take a prudent approach to manage our business growth and risks. At the end of the second quarter, our total cash and cash equivalent*13 was approximately RMB11.4 billion, of which approximately RMB7.0 billion was non-restricted, further strengthening our financial positions to deal with near term economic challenges.”

Mr. Yan Zheng, Chief Risk Officer, added, “Second quarter presented unique challenges to risk management. On the one hand, lockdown measures related to COVID-19 hampered our collection operations in certain regions of China, which resulted in lower 30-day collection rates*14 early in the quarter. Following the easing of lockdown and other travel restrictions in June, 30-day collection rates recovered noticeably. Overall 30-day collection rates for the second quarter remained stable at around 86% sequentially. On the other hand, as we optimized our risk model and brought in more high quality users, overall risk profile of our borrowers continued to improve. Day-1 delinquency*15 further improved to 4.9% from 5.2% quarter-on-quarter, a historic low. Overall, under current economic conditions, we expect to see continued improvement in asset quality for the remainder of the year primarily due to our further penetration into better user segments.”

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12 We’ve mainly used data technology tools and AI credit assessment systems in the process of providing such services as loan facilitation, post-facilitation and borrowers’ referral to our customers. Revenues from these technology powered services accounted for 43% of our total net revenue for the second quarter 2022.

13 Including “Cash and cash equivalents”, “Restricted cash”, and “Security deposit prepaid to third-party guarantee companies”.

14 “30 day collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of specified date, divided by (ii) the total amount of principal that became overdue as of a specified date.

15 “Day-1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such date.

Second Quarter 2022 Financial Results

Total net revenue was RMB4,183.2 million (US$624.5 million), compared to RMB4,001.6 million in the same period of 2021, and RMB4,320.0 million in the prior quarter.

Net revenue from Credit Driven Services was RMB2,947.8 million (US$440.1 million), compared to RMB2,404.7 million in the same period of 2021, and RMB2,920.6 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB580.4 million (US$86.6 million), compared to RMB540.7 million in the same period of 2021 and RMB561.4 million in the prior quarter. The year-over-year and sequential increases were primarily due to higher average tenor of the loans.

Financing income*16 was RMB819.6 million (US$122.4 million), compared to RMB488.1 million in the same period of 2021 and RMB789.2 million in the prior quarter. The year-over-year and sequential increases were primarily due to the growth in average outstanding on-balance-sheet loan balance.

Revenue from releasing of guarantee liabilities was RMB1,524.5 million (US$227.6 million), compared to RMB1,352.3 million in the same period of 2021, and RMB1,550.0 million in the prior quarter. The year-over-year and sequential changes mainly reflected changes in average outstanding balance of off-balance-sheet capital-heavy loans during the period.

Other services fees were RMB23.3 million (US$3.5 million), compared to RMB23.6 million in the same period of 2021, and RMB20.0 million in the prior quarter. The year-over-year and sequential changes reflected the changes in late payment fees under capital-heavy model.

Net revenue from Platform Services was RMB1,235.4 million (US$184.4 million), compared to RMB1,596.9 million in the same period of 2021 and RMB1,399.4 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB1,030.0 million (US$153.8 million), compared to RMB1,398.7 million in the same period of 2021 and RMB1,098.9 million in the prior quarter. The year-over-year decline was primarily due to lower loan facilitation volume and lower average prices under capital-light model, the sequential decline was mainly due to lower average prices.

Referral services fees were RMB135.4 million (US$20.2 million), compared to RMB160.3 million in the same period of 2021 and RMB247.3 million in the prior quarter. The year-over-year decline was primarily due to decline in traffic from referral services, and partially offset by increase in ICE related fees. The sequential decline was primarily due to the decrease in loan facilitation volume through ICE.

Other services fees were RMB70.1 million (US$10.5 million), compared to RMB37.9 million in the same period of 2021 and RMB53.2 million in the prior quarter. The year-over-year and sequential growth mainly reflected the growth in fees from other technology solutions.

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Total operating costs and expenses were RMB3,172.4 million (US$473.6 million), compared to RMB2,148.4 million in the same period of 2021 and RMB2,960.8 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB555.6 million (US$83.0 million), compared to RMB558.0 million in the same period of 2021 and RMB614.9 million in the prior quarter. The year-over-year and sequential decreases were in part due to improvement in operational efficiency.

Funding costs were RMB123.9 million (US$18.5 million), compared to RMB83.2 million in the same period of 2021 and RMB103.8 million in the prior quarter. The year-over-year and sequential increases were mainly due to the growth in funding from ABS and trusts.

Sales and marketing expenses were RMB615.1 million (US$91.8 million), compared to RMB499.9 million in the same period of 2021 and RMB552.6 million in the prior quarter. The year-over-year and sequential increases were mainly due to a more proactive customer acquisition strategy focusing on higher quality users.

General and administrative expenses were RMB93.9 million (US$14.0 million), compared to RMB139.3 million in the same period of 2021 and RMB122.3 million in the prior quarter. The year-over-year and sequential declines was due to lower professional service fees and our continued effort to improve operational efficiency.

Provision for loans receivable was RMB416.1 million (US$62.1 million), compared to RMB247.0 million in the same period of 2021 and RMB491.2 million in the prior quarter. The year-over-year increase was mainly due to growth in on-balance sheet loans. The sequential decrease was mainly due to a slight decline in on-balance sheet loans.

Provision for financial assets receivable was RMB103.7 million (US$15.5 million), compared to RMB58.5 million in the same period of 2021 and RMB60.5 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for accounts receivable and contract assets was RMB63.4 million (US$9.5 million), compared to RMB100.7 million in the same period of 2021 and RMB53.6 million in the prior quarter. The year-over-year decline was primarily due to a decrease in facilitation volume under capital-light model. The sequential increase mainly reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for contingent liability was RMB1,200.7 million (US$179.3 million), compared to RMB461.9 million in the same period of 2021 and RMB961.9 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Income from operations was RMB1,010.8 million (US$150.9 million), compared to RMB1,853.1 million in the same period of 2021 and RMB1,359.3 million in the prior quarter.

Non-GAAP income from operations was RMB1,057.5 million (US$157.9 million), compared to RMB1,920.4 million in the same period of 2021 and RMB1,411.3 million in the prior quarter.

Operating margin was 24.2%. Non-GAAP operating margin was 25.3%.

Income before income tax expense was RMB1,155.3 million (US$172.5 million), compared to RMB1,953.2 million in the same period of 2021 and RMB1,390.8 million in the prior quarter.

Net income attributed to the Company was RMB979.8 million (US$146.3 million), compared to RMB1,547.6 million in the same period of 2021 and RMB1,179.5 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,026.6 million (US$153.3 million), compared to RMB1,614.9 million in the same period of 2021 and RMB1,231.6 million in the prior quarter.

Net income margin was 23.3%. Non-GAAP net income margin was 24.4%.

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Net income per fully diluted ADS was RMB6.12 (US$0.92).

Non-GAAP net income per fully diluted ADS was RMB6.42 (US$0.96).

Weighted average basic ADS used in calculating GAAP and non-GAAP net income per ADS was 155.81 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 159.94 million.

16 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

30 Day+ Delinquency Rate by Vintage and 180 Day+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative 30 day+ delinquency rates by loan facilitation and origination vintage and 180 day+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans under “ICE” and other technology solutions are not included in the 30 day+ charts and the 180 day+ charts:

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Quarterly Dividend

The board of directors of the Company has approved a dividend of US$0.09 per ordinary share, or US$0.18 per ADS, for the second fiscal quarter of 2022 in accordance with the Company’s dividend policy, which is expected to be paid on October 28, 2022 to shareholders of record as of the close of business on September 16, 2022.

Business Outlook

Given the current macro economic conditions, the Company expects to continue to take a prudent approach in its business planning. As such the Company would like to maintain its outlook for loan facilitation and origination volume for 2022 at between RMB410 billion and RMB450 billion, representing year-on-year growth of 15% to 26%. This outlook reflects the Company’s current and preliminary views, which is subject to material changes.

Conference Call

360 DigiTech’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Thursday, August 18, 2022 (8:30 AM Beijing Time on Friday, August 19).

United States:	+1-646-722-4977
Hong Kong:	+852-3027-6500
Mainland China:	400-821-0637
International:	+65-6408-5782
PIN:	22390058#

Please dial in 15 minutes before the call is scheduled to begin and provide the PIN to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until August 25, 2022:

United States:	+1-646-982-0473
International:	+65-6408-5781
Access code:	520003785#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at ir.360shuke.com.

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About 360 DigiTech

360 DigiTech, Inc. (NASDAQ: QFIN) (“360 DigiTech” or the “Company”) is a leading Credit-Tech platform. Through its platform the Company enables financial institutions to provide better and targeted products and services to a broader consumer base. The Company also offers standardized risk management service, in the form of SaaS modules to institutional clients. The Company’s solutions provide seamless experiences and create noticeable advantages in customer acquisition, funding optimization, risk assessment and post-lending management.

For more information, please visit: ir.360shuke.com

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

We use non-GAAP income from operation, non-GAAP operation margin, non-GAAP net income, non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, non-GAAP net income represents net income excluding share-based compensation expenses, non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses and non-GAAP net income per fully diluted ADS represents net income per fully diluted ADS excluding share-based compensation. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6981 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2022.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. 360 DigiTech may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in 360 DigiTech's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 DigiTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For more information, please contact:

360 DigiTech

E-mail: ir@360shuke.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	June 30,	June 30,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	6,116,360	6,965,238	1,039,883
Restricted cash	2,643,587	3,764,988	562,098
Security deposit prepaid to third-party guarantee companies	874,886	698,478	104,280
Funds receivable from third party payment service providers	153,151	312,447	46,647
Accounts receivable and contract assets, net	3,097,254	3,499,385	522,444
Financial assets receivable, net	3,806,243	3,618,560	540,237
Amounts due from related parties	837,324	733,386	109,492
Loans receivable, net	9,844,481	10,850,458	1,619,931
Prepaid expenses and other assets	383,937	364,908	54,479
Total current assets	27,757,223	30,807,848	4,599,491
Non-current assets:
Accounts receivable and contract assets, net-non current	223,474	291,908	43,581
Financial assets receivable, net-non current	597,965	683,078	101,981
Amounts due from related parties	140,851	55,136	8,231
Loans receivable, net-non current	2,859,349	3,657,879	546,107
Property and equipment, net	24,941	20,487	3,059
Land use rights,net	1,018,908	1,008,548	150,572
Intangible assets	4,961	5,231	781
Deferred tax assets	834,717	1,059,963	158,248
Other non-current assets	42,606	76,030	11,351
Total non-current assets	5,747,772	6,858,260	1,023,911
TOTAL ASSETS	33,504,995	37,666,108	5,623,402

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	2,304,518	5,224,973	780,068
Accrued expenses and other current liabilities	2,258,329	2,117,357	316,113
Amounts due to related parties	214,057	178,687	26,677
Short term loans	397,576	611,164	91,244
Guarantee liabilities-stand ready	4,818,144	4,538,963	677,649
Guarantee liabilities-contingent	3,285,081	3,320,414	495,725
Income tax payable	624,112	654,347	97,691
Other tax payable	241,369	177,611	26,517
Total current liabilities	14,143,186	16,823,516	2,511,684
Non-current liabilities:
Deferred tax liabilities	121,426	173,777	25,944
Payable to investors of the consolidated trusts-noncurrent	4,010,597	3,613,690	539,510
Other long-term liabilities	13,177	34,147	5,099
Total non-current liabilities	4,145,200	3,821,614	570,553
TOTAL LIABILITIES	18,288,386	20,645,130	3,082,237
TOTAL 360 DIGITECH INC EQUITY	15,203,863	17,018,256	2,540,759
Noncontroling interests	12,746	2,722	406
TOTAL EQUITY	15,216,609	17,020,978	2,541,165
TOTAL LIABILITIES AND EQUITY	33,504,995	37,666,108	5,623,402

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Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	2,404,695	2,947,767	440,090	4,856,038	5,868,397	876,129
Loan facilitation and servicing fees-capital heavy	540,737	580,360	86,645	1,265,047	1,141,771	170,462
Financing income	488,088	819,572	122,359	897,528	1,608,820	240,191
Revenue from releasing of guarantee liabilities	1,352,307	1,524,547	227,609	2,647,734	3,074,515	459,013
Other services fees	23,563	23,288	3,477	45,729	43,291	6,463
Platform services	1,596,863	1,235,432	184,446	2,744,729	2,634,849	393,373
Loan facilitation and servicing fees-capital light	1,398,713	1,030,024	153,779	2,392,602	2,128,955	317,845
Referral services fees	160,264	135,352	20,208	286,594	382,650	57,128
Other services fees	37,886	70,056	10,459	65,533	123,244	18,400
Total net revenue	4,001,558	4,183,199	624,536	7,600,767	8,503,246	1,269,502
Facilitation, origination and servicing	557,979	555,631	82,954	1,035,735	1,170,561	174,760
Funding costs	83,164	123,862	18,492	162,242	227,630	33,984
Sales and marketing	499,937	615,080	91,829	884,946	1,167,657	174,327
General and administrative	139,278	93,890	14,017	243,774	216,148	32,270
Provision for loans receivable	246,979	416,090	62,121	381,887	907,317	135,459
Provision for financial assets receivable	58,516	103,703	15,482	103,576	164,217	24,517
Provision for accounts receivable and contract assets	100,684	63,417	9,468	157,116	117,025	17,471
Provision for contingent liabilities	461,910	1,200,742	179,266	1,220,586	2,162,638	322,873
Total operating costs and expenses	2,148,447	3,172,415	473,629	4,189,862	6,133,193	915,661
Income from operations	1,853,111	1,010,784	150,907	3,410,905	2,370,053	353,841
Interest income, net	46,491	43,771	6,535	82,875	68,188	10,180
Foreign exchange gain (loss)	21,886	(91,610)	(13,677)	13,895	(86,658)	(12,938)
Other income, net	31,697	196,410	29,323	50,811	203,458	30,375
Investment loss	-	(4,096)	(612)	-	(8,996)	(1,343)
Income before income tax expense	1,953,185	1,155,259	172,476	3,558,486	2,546,045	380,115
Income taxes expense	(405,305)	(180,303)	(26,919)	(663,357)	(396,732)	(59,231)
Net income	1,547,880	974,956	145,557	2,895,129	2,149,313	320,884
Net (income) loss attributable to noncontrolling interests	(235)	4,883	729	(42)	10,024	1,497
Net income attributable to ordinary shareholders of the Company	1,547,645	979,839	146,286	2,895,087	2,159,337	322,381
Net income per ordinary share attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	5.04	3.14	0.47	9.46	6.94	1.04
Diluted	4.81	3.06	0.46	9.02	6.74	1.01

Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc.
Basic	10.08	6.28	0.94	18.92	13.88	2.08
Diluted	9.62	6.12	0.92	18.04	13.48	2.02

Weighted average shares used in calculating net income per ordinary share
Basic	306,879,800	311,615,233	311,615,233	305,886,883	311,109,257	311,109,257
Diluted	321,969,767	319,874,351	319,874,351	320,958,192	320,251,194	320,251,194

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Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	1,256,531	1,118,314	166,960	2,001,639	2,537,911	378,900
Net cash (used in) investing activities	(2,235,840)	(252,787)	(37,740)	(2,287,998)	(2,694,432)	(402,267)
Net cash provided by financing activities	562,253	1,052,143	157,081	1,351,545	2,129,177	317,877
Effect of foreign exchange rate changes	(1,316)	1,443	215	(2,752)	(2,377)	(355)
Net (decrease) increase in cash and cash equivalents	(418,372)	1,919,113	286,516	1,062,434	1,970,279	294,155
Cash, cash equivalents, and restricted cash, beginning of period	8,255,072	8,811,113	1,315,465	6,774,266	8,759,947	1,307,826
Cash, cash equivalents, and restricted cash, end of period	7,836,700	10,730,226	1,601,981	7,836,700	10,730,226	1,601,981

In December 2021, the Company acquired 30% equity interest of Shanghai 360 Changfeng Technology Co., Ltd. (“360 Changfeng”). Before the transaction, the Company owns 40% equity interest of 360 Changfeng and accounted for it as equity method investment. As such, it consolidated 360 Changfeng's financial statement into its financial statements after the transaction. The transaction is between entities under common control and has been retrospectively reflected in the consolidated financial statements from the beginning of 2021, but not to prior year as there is no impact. 360 Changfeng's major transaction in 2021 is to purchase the land use right at the amount of RMB 1 billion in the first half year which is classified as "net cash used in operating activities" reflected in the Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2021. The details of the transaction was provided in the Company's press release furnished to the SEC on form 6-K which dated on December 20, 2021.

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Unaudited Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,
	2021	2022	2022
	RMB	RMB	USD
Net income	1,547,880	974,956	145,557
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(22,013)	49,579	7,402
Other comprehensive (loss) income	(22,013)	49,579	7,402
Total comprehensive income	1,525,867	1,024,535	152,959
Comprehensive (income) loss attributable to noncontrolling interests	(235)	4,883	729
Comprehensive income attributable to ordinary shareholders	1,525,632	1,029,418	153,688

	Six months ended June 30,
	2021	2022	2022
	RMB	RMB	USD
Net income	2,895,129	2,149,313	320,884
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(15,792)	43,320	6,468
Other comprehensive (loss) income	(15,792)	43,320	6,468
Total comprehensive income	2,879,337	2,192,633	327,352
Comprehensive (income) loss attributable to noncontrolling interests	(42)	10,024	1,497
Comprehensive income attributable to ordinary shareholders	2,879,295	2,202,657	328,849

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Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,
	2021	2022	2022
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,547,880	974,956	145,557
Add: Share-based compensation expenses	67,285	46,759	6,981
Non-GAAP net income	1,615,165	1,021,715	152,538
GAAP net income margin	38.7%	23.3%
Non-GAAP net income margin	40.4%	24.4%

Net income attributable to shareholders of 360 DigiTech, Inc	1,547,645	979,839	146,286
Add: Share-based compensation expenses	67,285	46,759	6,981
Non-GAAP net income attributable to shareholders of 360 DigiTech, Inc	1,614,930	1,026,598	153,267
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS -diluted	160,984,884	159,937,176	159,937,176
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	9.62	6.12	0.92
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	10.03	6.42	0.96

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,853,111	1,010,784	150,907
Add: Share-based compensation expenses	67,285	46,759	6,981
Non-GAAP Income from operations	1,920,396	1,057,543	157,888
GAAP operating margin	46.3%	24.2%
Non-GAAP operating margin	48.0%	25.3%

	Six months ended June 30,
	2021	2022	2022
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	2,895,129	2,149,313	320,884
Add: Share-based compensation expenses	126,831	98,833	14,755
Non-GAAP net income	3,021,960	2,248,146	335,639
GAAP net income margin	38.1%	25.3%
Non-GAAP net income margin	39.8%	26.4%

Net income attributable to shareholders of 360 DigiTech, Inc	2,895,087	2,159,337	322,381
Add: Share-based compensation expenses	126,831	98,833	14,755
Non-GAAP net income attributable to shareholders of 360 DigiTech, Inc	3,021,918	2,258,170	337,136
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS -diluted	160,479,096	160,125,597	160,125,597
Net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	18.04	13.48	2.02
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 DigiTech, Inc. -diluted	18.83	14.10	2.11

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	3,410,905	2,370,053	353,841
Add: Share-based compensation expenses	126,831	98,833	14,755
Non-GAAP Income from operations	3,537,736	2,468,886	368,596
GAAP operating margin	44.9%	27.9%
Non-GAAP operating margin	46.5%	29.0%

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